Exhibit 3

PERION NETWORK LTD.

Risk Factors included in Shelf Offering Report, dated September 22, 2014,

Relating to Public Offering of Series L Convertible Bonds in Israel

Investing in our Bonds involves a high degree of risk. You should consider carefully the following risk factors. Our business, financial condition or results of operations could be affected adversely by any of these risks and you might lose all or part of your investment in our Bonds or in the Ordinary Shares issued upon conversion of the Bonds.

Risks Related to Our Business

We are highly dependent on Internet search based revenues.

Both our legacy business (our business before the ClientConnect Acquistion) and the ClientConnect business are very dependent on search based revenues which are based on the acceptance and subsequent retention of search properties by the users of the software products of these businesses. In 2013, these search based revenues accounted for 68% of the revenues related to our legacy business and 85% of ClientConnect's revenues. In addition, the market for offering and retaining search properties is very competitive. While our strategy is to diversify our revenue streams and limit the dependence on search based revenues, we expect this line of business to continue to generate a major portion of our revenues in the foreseeable future. Adverse changes in the search industry or our failure to retain existing users, or attract new users, as well as generate traffic to our search properties, could adversely affect our business, financial condition and results of operations.

Our business depends heavily upon revenues generated from arrangements with search providers, particulary Microsoft, and any adverse change in those relationships could adversely affect our business or its financial condition and results of operations.

The vast majority of our revenues from our legacy business in 2013 were derived from search services agreements with Google Ireland Limited ("Google"), APN LLC ("APN") and Microsoft Online Inc. ("Microsoft"), which expire on April 30, 2015, March 31, 2016 and December 27, 2014, respectively. In 2013, our agreement with Google accounted for 46% of our legacy business revenues, our agreement with APN accounted for 11% of our legacy business revenues and the agreement with Microsoft accounted for 9% of our legacy business revenues.

As a result of the ClientConnect Acquisition, we are now highly dependent on ClientConnect's agreement with Microsoft, which expires on December 31, 2014. In July 2014, we signed a new agreement with Microsoft that covers all of our search business, including ClientConnect's. The term of the new agreement is from January 1, 2015 until December 31, 2017.

In 2013, ClientConnect's agreement with Microsoft accounted for 63% of ClientConnect's revenues, and its agreement with Google accounted for 22% of ClientConnect's revenues. We exercised our option to opt out of ClientConnect's agreement with Google as of August 31, 2014. In the first six months of 2014, ClientConnect's agreement with Microsoft accounted for approximately 75% of our overall revenues and its agreement with Google accounted for approximately 5% of our overall revenues.

If any of these agreements is terminated, substantially amended, or not renewed on favorable terms, we could experience a material decrease in our search generated revenues or the profits they create and we could be forced to seek alternative search providers. There are very few companies in the market that provide Internet search and advertising services similar to those provided by Microsoft, Google and Yahoo. These three are the dominant players in this market, particularly on a global scale, and competitors do not offer as much coverage through sponsored links or searches. If we fail to quickly locate, negotiate and finalize alternative arrangements, or if the alternatives do not provide for terms that are as favorable as those provided for by these agreements, or if the alternative arrangements will not attract the same traffic as the traffic attracted by Microsoft, or if the termination by Microsoft affects our ability to contract with other providers, we would experience a material reduction in our revenues and, in turn, our business, financial condition and results of operations would be adversely affected.

We rely heavily on the ability to offer our search properties to users of consumer downloadable software products and subsequently retain our search properties. Should this offering be blocked, constrained, limited, materially changed, based on change of guidelines, technology, or otherwise, or made redundant by any of our search engine providers, particularly Microsoft, our ability to generate revenues from our users' search activity could be significantly reduced.

The search services agreements with Microsoft and other search partners requires that we comply with certain guidelines promulgated by them for the use of their brands and services, including the manner in which their paid listings are displayed within search results, and that we establish guidelines to govern certain activities of third parties to whom we syndicate paid listings, including the manner in which those parties drive search traffic to their websites and display paid listings. Subject to certain limitations, any one of our search partners may unilaterally update its policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of our products, services and/or practices, which could be costly to address or otherwise have an adverse effect on our business, our financial condition and results of operations. Noncompliance with our search partners' guidelines, especially Microsoft’s or Google's guidelines, by us or by third parties to which we syndicate paid listings or by the publishers through whom we secure distribution arrangements for our products could, if not cured, result in such companies' suspension of some or all of their services to the websites of our third party publishers, the imposition of additional restrictions on our ability to syndicate paid listings or distribute our products or the termination of the services agreement by our search partners.

The guidelines imposed pursuant to our agreement with Google, with respect to homepage resets, installing toolbars and default search resets to Google services when providing downloadable applications were changed in February 2013, and this had negative revenue implications. Since then, Google has continued instituting other changes to its policy governing its relationship with search partners.

Should the providers of the underlying platforms, and browsers in particular, further block, constrain, limit, materially change their guidelines, technology, or the way they operate, our ability to generate revenues from our users' search activity could be significantly reduced.

In December 2013, Google announced that it will restrict the ability to install multi-purpose extensions onto its Chrome internet browser starting in June 2014. As most of our offerings offer such multi-purpose extensions, this policy decision adversely affected our business. Since then, Google continued to further change and update its policies and technology in general, and specifically those relating to Chrome. Each such change further limits and constrains our ability to offer or change search properties. If we are unable to effectively adapt to these changes, or if Microsoft, Google or other companies providing Internet browsers, or other underlying platforms, effectively further restrict, discourage or otherwise hamper companies, like us, from offering or changing the search properties, this would continue to cause a material adverse effect on our revenue and our financial results.

If we are unable to successfully integrate the recently acquired ClientConnect business with our legacy business, our operating results may be adversely affected.

On January 2, 2014, we completed the acquisition of the ClientConnect business, which is substantially larger than our legacy business. Achieving the expected benefits of the ClientConnect Acquisition will depend on the timely and efficient integration of ClientConnect's and our operations, technology, business culture and personnel. The integration may not be completed as expected, and if we fail to effectively integrate the operations, we may not achieve the expected benefits of the acquisition. The challenges involved in completing this integration include:

•	effectively managing the ClientConnect business independently of Conduit;

•	transfer of the ClientConnect business to our brand by the end of the transition period during which we are permitted to utilize the name "Conduit";

•	completing the integration of the operations of the ClientConnect business with our legacy operations;

•	retaining our legacy customers and sales distribution channels, as well as those of the ClientConnect business;

•	fully incorporating ClientConnect's technology and products into our legacy technology and product lines;

•	continuing to demonstrate to the customers of the ClientConnect business that the acquisition has not resulted in any adverse changes in customer service standards or product support;

•	ensuring that the employees of the legacy business as well as the employees of ClientConnect are comfortable with the business culture of the combined companies; and

•	maintaining employee morale and retaining key employees.

We may become liable for unforeseen risks and liabilities associated with the acquired ClientConnect business.

In the course of integrating the acquired ClientConnect business into our own business, we may discover risks and liabilities that were not anticipated at the time of the acquisition. We may also become subject to liabilities arising from the conduct of the ClientConnect business prior to the time of acquisition. These risks and liabilities could adversely affect our business, financial condition and results of operations.

The generation of revenues from search activity has become subject to fierce competition. We obtain a significant portion of our revenues from searches made by users of our search properties. If we cannot compete effectively in this market, our revenues are likely to decline.

We obtain a significant portion of our revenues through designating the Company as the default search provider during the download of our products and those of our partners. We therefore are constantly looking for ways to convince potential users to accept our offering, designate the Company as its default search provider and accept the other search properties offered. To achieve these goals, we rely heavily on third-party publishers to distribute our search syndication services as a value-added component of their own software product offerings. In exchange, we pay incentive fees based on a number of factors, including our projection of the potential revenues derived from these engagements. There are a growing number of companies that generate an increasing amount of their revenues from searches, some of them with a more significant presence than ours and with greater capability to offer substantially more content. Other competitors utilize aggressive marketing practices that we are unwilling to use as they detract from the user experience, are contrary to accepted practices or are not permitted by our agreements with search engine providers. In addition, more conservative companies (such as Google, Microsoft and others) have become increasingly aggressive in their search service offerings. Therefore, our ability to attract new users to install our search assets and to retain existing users, could suffer, preventing or delaying our ability to increase our revenues, or even causing them to decline.

The marketing of our search services significantly relies on our ability to advertise and distribute our products together with the distribution of free software from other companies. Should Microsoft, Google or other search partners institute material changes in our ability to partner with distribution partners, it would be more difficult to acquire new customers and would adversely affect our revenues.

Our reliance on advertising for acquiring new customers in conjunction with other companies distributing other free software products has grown and is an integral part of our plans to continue to achieve rapid growth. These distribution partnerships are regulated by our search partners, including Microsoft and Google. While abiding by search providers’ policies and guidelines, we seek to optimize the installation process in order to increase users’ selection of search services. In particular, we have adopted an "opt out" approach to the installation process in the United States and Canada, pursuant to which, when users install a toolbar or other products containing a search engine, the option to have the search engine serve as their primary search provider is presented as the default option. Users are required to unselect each feature of the toolbar’s or other product’s search services if they do not wish to install the search functions of the product on their computers. This method of distribution has been very effective for us in the past and has significantly contributed to our growth. Should our search partners continue to implement changes to their guidelines, including the further restriction of the "opt out" feature, or restrict us from working with other distribution partners, our ability to market our products and search services would be limited and our results of operations could be materially adversely affected.

In order to receive advertisement-generated revenues from our search partners, we depend, in part, on factors outside of our control.

The amount of revenue we receive from each of our search partners depends upon a number of factors outside of our control, including the amount these search providers charge for advertisements, the efficiency of the search provider’s system in attracting advertisers and syndicating paid listings in response to search queries and parameters established by it regarding the number and placement of paid listings displayed in response to search queries. In addition, each of the search partners makes judgments about the relative attractiveness (to the advertiser) of clicks on paid listings from searches performed on a toolbar or other search assets and these judgments factor into the amount of revenue we receive. Changes to search partners' paid listings network efficiency, its judgment about the relative attractiveness of clicks on paid listings from a platform-generated toolbar or the parameters applicable to the display of paid listings could have an adverse effect on our business, financial condition and our results of operations. Such changes could come about for a number of reasons, including general market conditions, competition or policy and operating decisions made by Microsoft or Google or other of our search partners.

Our ClientConnect business is highly reliant upon a small number of publishers, who account for the substantial majority of pay-outs to publishers and, in parallel, its revenues. If the ClientConnect business were to lose all or a significant portion of those publishers as its customers, its revenues and results of operations would be materially adversely affected.

In 2013, the top 10 publishers who distributed search properties of the ClientConnect business accounted for approximately 69% of its revenues in 2013. There can be no assurance that these existing publishers will continue to distribute our search properties or continue utilizing the revenue generating monetization services. The loss of all or a substantial portion of our relationships with these publishers would cause a material decline in our revenues and profitability.

Under the pay-per-install ("PPI") model for payments to publishers, there is a timing delay between when expenses and related revenues are recorded, and if projected revenues are not estimated correctly or, subsequent to payment, the revenue model changes, this could have a material adverse effect on our operating results.

In order to promote the distribution of our search properties, we, to a great extent, utilize a PPI model, under which publishers are paid up-front each time they distribute our search properties to an end user who subsequently accepts them. This particular payment model typically has an adverse impact on our results of operations in the short-term, as the traffic acquisition costs related to a given user are recorded as an expense when incurred, at the time a user accepts our monetization services, whereas the related revenues from that user are generated only when, and as long as (if at all), the user performs searches, for which we receive payments from search providers. To the extent we incorrectly estimate the expected revenue from the search activity of the end user over time, for any reason including changes in the market, our operating results will be materially adversely affected.

In order to maintain revenues and continue to grow, we need to continually acquire new users and maintain user engagement with our search services through technological advantages.

The market for search services is highly competitive, and we experience significant competition for user engagement with our search services from other participants in the industry who use a similar search advertising business model. We generate the substantial majority of revenues associated with online publishers that distribute our search properties during the first year after user installation. In order to maintain current revenues and grow our business, we need to continually maintain the technological advantage of our platform, products and other services, such as our search protect software, which help us maintain user engagement with our search services and assist us in acquiring new users. If we fail to maintain our technological advantage, user engagement may decline materially, which would have a material adverse effect on our operating results.

Currently most individuals are using non-PC devices to access the Internet, and most of our revenue generation and services are currently not usable on these competing platforms.

We focus primarily on the market related to personal computers ("PCs") which has accounted for all the revenues in our legacy business and that of the ClientConnect business. To the extent that there is an even more significant shift by the market from PCs to mobile or tablet devices, we would experience a substantial reduction in revenues. Recently, the number of individuals who access the Internet through devices other then personal computers, such as mobile phones, tablets, etc., has increased dramatically. While we have begun developing solutions for mobile platforms and we have acquired Grow Mobile, our services, for the most part are not yet compatable with these alternative platforms and devices and we have not yet implemented revenue generation models for mobile applications. If this trend accelerates, we may fail to capture a sufficient share of an increasingly important portion of the market for online services, our services will become less relevant and may fail to attract advertisers and web traffic. In addition, even if consumers do use our services, our revenue growth will still be adversely affected if we do not successfully implement revenue generating models for our mobile applications.

The market for desktop software products and services is declining, as web-based solutions for the desktop are gaining in popularity.

Our revenues are generated by virtue of the end user downloading software to the desktop. Web (or “cloud”) based software and solutions do not require the user to download software, and thus provides a very mobile and accessible alternative to downloadable software. While there are advantages and disadvantages to each method and system and the markets for each of them remain large, the market for web based systems is growing at the expense of downloadable software.

Should this trend accelerate faster than our partners’ ability to provide differentiating advantages in their downloadable solutions, this could result in fewer downloads of their products and lower search revenues generated through the download of these products. See "Item 4.B Business Overview — Competition" of our most recent annual report on Form 20-F for additional discussion of our competitive market.

We rely significantly on our and our partners’ ability to advertise through the Google AdWords network for marketing and acquiring new users of our products. Should Google make additional substantial changes to this network or its policies or if it becomes substantially more expensive, it would be more difficult and expensive to acquire new customers and would negatively affect our revenues.

     Over the last few years our reliance and that of our partners on advertising for acquiring new customers has grown dramatically and is an integral part of our plans to continue to achieve accelerated growth. One of the main venues for advertising downloadable software products is Google’s AdWords network. Google sets the standards and the pricing for using this network. Although there are alternative networks and platforms for advertising, none are currently as popular as Google's. Should Google continue to further change the rules for using this network and the way distributers of downloadable software products interact with it, or if the cost of advertising our products increases more than it already has, our ability to market our products would be limited, which would negatively affect our results of operations.

If we either fail to detect and stop misrepresentations of our site and products or are unsuccessful in preventing and combating the onset of malicious applications in our products, or for some reason are perceived as promoting malware or "spamming" or unjustly changing the user’s computer settings, we could lose the confidence of the users of our products and services.

We are exposed to the risk of domains using our brand names in various ways, and attracting in this manner our potential or existing users. These domains often engage in fraudulent or spam activities and their use of our brand names can result in damage to our reputation and loss of our clients' confidence in our products. In addition, downloadable applications through which a toolbar may be installed by an end-user are also subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in users' computers or in our systems and networks. Additionally, search websites to which end users may be directed may be adversely affected by such attacks, resulting in changes to users' computers and interference with the overall experience of our products and services, such as the hijacking of queries to these websites or the modification or replacement of search results generated. No assurances can be given that our efforts to combat these malicious applications will be successful and/or that our products and services will not have (or will not be perceived to have) vulnerabilities in this regard. Furthermore, if we or our products were for some reason perceived as promoting or as being "malware or "spamming", or unjustly changing the user’s computer settings, our software or provision of search services or advertising could be blocked by software or utilities designed to detect such practices. If we are unable to effectively detect and terminate this misrepresentation of others or the way that we and our products are perceived, we may lose users and our ability to produce revenues will be harmed.

Our software or provision of search services or advertising is increasingly blocked by software or utilities designed to protect users' computers, thereby causing our business to suffer.

Some of our products are increasingly viewed by some third parties, such as anti-virus software providers, as promoting or constituting "malware or "spamming", or unjustly changing the user’s computer settings. As a result, our software, provision of search services or advertising is increasingly blocked by software or utilities designed to detect such practices. If this phenomenon continues to increase or if we are unable to detect and effectively deal with such categorization of our products, we may lose both existing and potential new users and our ability to generate revenues will be negatively impacted.

We have acquired and intend to continue to acquire other businesses. These acquisitions divert a substantial part of our resources and management attention and have in the past and could in the future cause dilution to our shareholders and adversely affect our financial results.

We acquired Smilebox in August 2011, SweetIM in November 2012, ClientConnect in January 2014 and Grow Mobile in July 2014, and we intend to continue to acquire complementary products, technologies or businesses. Prior to these acquisitions our management had limited experience together as a team in making acquisitions or integrating acquired businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. New acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations and we might not effectively integrate the acquired products, technologies or businesses or achieve anticipated revenues or cost benefits. Future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company. Paying the purchase price for acquisitions in the form of cash, debt or equity securities could weaken our cash position, increase our leverage or dilute our existing shareholders, as the case may be. Furthermore, a substantial portion of the cost of these acquisitions is typically for intangible assets. We may incur contingent liabilities, amortization expenses related to intangible assets or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances relating to the acquisition, and we may not have, or may not be able to enforce, adequate remedies in order to protect our Company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur in the future on a scale that is larger than the effect of the acquisition described above, our business could be materially harmed.

We are effectively limited in our ability to issue ordinary shares or effect significant corporate transaction with respect to ClientConnect until the end of 2015.

As a result of the Israeli tax ruling obtained by Conduit in connection with the Conduit Split and the ClientConnect Acquisition, from January 2, 2014 until December 31, 2015, Conduit and its shareholders would be subject to adverse tax consequences, for which we have undertaken to indemnify them, if we were to:

•	issue ordinary shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of our outstanding ordinary shares, computed prior to the issuance; or

•	dilute the holdings of the persons who held 5% or more of our outstanding ordinary shares immediately following the closing of the ClientConnect Acquisition by more than 49% in the aggregate.

These provisions could effectively limit our ability to raise funds in equity financings or issue shares in consideration for the acquisition of other companies or business. This could impair our ability to grow our company by way of acquisitions.

In addition, during the same period, we are effectively subject to the following restrictions with respect to ClientConnect:

•	we may not sell a majority of ClientConnect's assets;

•	we may not sell more than 10% of ClientConnect's outstanding shares;

•
ClientConnect may not issue shares in a private placement to any single person (or a group of affiliated persons) in excess of 25% of its outstanding shares, computed prior to the issuance, or otherwise dilute our holdings by more than 49%; and

•	there may be no transfers of cash or other consideration, granting of guaranties or any other activities between Conduit and ClientConnect outside the ordinary course of business.

These provisions could limit our ability to capitalize on opportunities to maximize the value of ClientConnect outside the ordinary course of business.

For more information, see Item 10C. "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions" of our most recent annual report on Form 20-F.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

    Historically, public companies that experience periods of volatility in the market price of their securities and/or engage in substantial transactions, are sometimes met with class action litigation. Companies in the Internet and software industry, such as ours, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices and their regular involvement in transactional activities. Most recently, we have been named as a defendant in this type of litigation in connection with our decision to acquire ClientConnect. Any litigation of this sort could result in considerable costs and a diversion of management’s attention and resources.

If we are deemed to be not in compliance with applicable data protection laws, our operating results could be materially affected.

We collect and maintain certain information about our customers in our database. Such collection and maintenance of customer information is subject to data protection laws and regulations. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results.

Although we strive to comply with the applicable laws and regulations and use our best efforts to comply with the evolving global standards regarding privacy and inform our customers of our business practices prior to any installations of our product and use of our services, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data collection and preservation practices or that it may be argued that our practices do not comply with other countries' privacy and data protection laws and regulations. In addition to the possibility of fines, such a situation could result in the issuance of an order requiring that we change our data collection or retention practices, which in turn could have a material effect on our business. See "Item 4.B Business Overview — Government Regulation" of our most recent annual report on Form 20-F for additional discussion of applicable regulations.

If users or third parties express privacy or security concerns regarding our collection, use and handling of personal information, we could incur substantial expenses.

Although we strive to comply with strict privacy data security requirements and take all reasonable steps to ensure the security of personal information, concerns may be expressed, from time to time, about whether our products compromise the privacy or confidentiality of the information of users and others. Concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. See "Item 4.B Business Overview — Government Regulation" of our most recent annual report on Form 20-F for additional discussion of applicable regulations.

We depend on a third party Internet and telecommunication providers to operate our websites and web-based services. Temporary failure of these services, including catastrophic or technological interruptions, would reduce our revenues and damage our reputation, and securing alternate sources for these services could significantly increase our expenses.

Each of our third party Internet and telecommunication providers may not continue to provide services to us without disruptions in services at the current cost or at all. Moreover, as traffic to our websites and applications increases and the number of new (and presumably more complex) products and services that we introduce continues to rise, we will need to upgrade our systems, infrastructures and technologies generally to facilitate this growth. Although there is certain overlap between the companies that provide such services, such a disruption in services by any one of them, even if temporary, would reduce our revenues from product sales and possibly even from search, depending on the extent of disruption. We also rent the services of approximately 260 servers located around the world, mainly through Amazon Web Services and Microsoft Windows Azure cloud services. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. Such processes could be both expensive and time consuming and could result in lost business both during the transition period and after.

Our servers and communications systems could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Although we maintain back-up systems for our servers, any of these events could cause deterioration in performance or interruption in these systems, delays, loss of critical data and lost registered users and revenues.

We currently rely solely on the Internet as a means to sell our products. Accordingly, if we, or our customers, are unable to utilize the Internet due to a failure of technology or infrastructure, hacking, terrorist activity or other reasons, we could lose current or potential customers and revenues. While we have backup systems for most aspects of our operations, our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage to compensate us for losses from a major interruption. Furthermore, interruptions in our website could materially impede our ability to attract new companies to advertise on our website and to maintain relationships with current advertisers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

Our products operate in a variety of computer configurations and could contain undetected errors or defects that could result in product failures, lost revenues and loss of market share.

Our software may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Therefore, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our registered users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their full introduction and have likely experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and could cause interruptions.

Due to our evolving business model and rapid changes in the Internet, we may not be able to accurately predict our future performance or continue our revenue growth or profitability.

Since beginning operations in 2000, we have introduced many new products and initiatives, some of which have been unsuccessful. In addition, our revenue mix between products, search generated revenue and other advertising revenue has changed dramatically over the years. Consequently, in some cases, we have a limited history of ongoing operations from which to predict our future performance and making such predictions is very complex and challenging, particularly with regard to aggressively increasing the distribution and profitability of search generated revenue, new products and initiatives and scaling existing business. The future viability of our business will greatly depend on our ability to increase search generated revenues with a sufficient return on investment, offer a competitive suite of services to our partners, including adapting and creating products for new platforms such as mobile platforms, appeal to the Internet market, increase search generated, affiliate and advertising revenues, exploit our brand name and control our costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

We have invested heavily to increase the organic growth of our operations in recent years. These investments have included recruiting of experienced personnel, investments in infrastructures, advertising and the acquisition of new businesses and products. This strategy for emphasizing accelerated growth is required in order to achieve our business objectives, and is placing increased demands on our management and on our operational resources. This growth has, and continues to increase the challenges involved in:

•	implementing appropriate operational and financial systems and controls;

•	expanding our sales and marketing infrastructure and capabilities;

•	expanding our infrastructure and technological capabilities; and

•	maintaining the commitment of our employees.

If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

A decline in market acceptance for Microsoft technologies on which our products rely could have a material adverse affect on us.

Most of our products and those of our partners currently run or are based on Microsoft Windows operating systems. Recently the Android and Apple operating systems have gained popularity and market share, particularly in the mobile market, although still accounting for only a small part of the desktop market. A decline in market acceptance of Microsoft technologies or the increased acceptance of other operating systems without products that work on these competing operating systems in a timely fashion could have a material adverse effect on our ability to market our products. Consumers are adopting these alternative technologies in increasing numbers and are migrating to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies. Microsoft could introduce new features that would make it more difficult to install our search services, to the extent that the toolbar is kept as a browser extension or add on. We cannot assure you that we can maintain such compatibility or that we will not incur significant expenses in connection therewith.

The introduction of new operating systems, browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In particular, Microsoft’s recent introduction of Windows 8.1 may prompt many of our users to upgrade their operating systems or computers. In addition, when a user purchases a new computing device or installs a new Internet browser, it generally uses the Internet search services that are typically pre-installed on the new device or Internet browser. Our products are distributed online, and are usually not pre-installed on computing devices. Further, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. Any event that results in a significant number of users changing or upgrading their computing device operating systems or Internet browsers after installing the search solutions offered by us could result in the failure to generate the revenues that we anticipate from our users and could result in a decline in our user base. Finally, although we constantly monitor the compatibility of our Internet search services and related solutions with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of such solutions.

Our results of operations and financial condition may be adversely impacted by worldwide economic conditions.

Our primary user base is composed of individual consumers and for the most part their discretionary purchase habits. In the event that the United States or Europe experiences an economic downturn or the current economic climate worsens, our current and potential software license subscribers may be unable or unwilling to purchase our products or use our service. This would also have a negative impact on consumer Internet spending and search generated revenues. A reduction in the purchasing of our products or use of our services, consumer internet spending and search generated revenues have had a negative impact in the past, and may possibly have a greater negative impact in the future, on our sales and revenue generation, margins and operating expenses and consequently have a material adverse effect on our business, results of operations and financial condition.

Exchange rate fluctuations may harm our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, a significant portion of our sales is in currencies other than the U.S. dollar, either received directly by us in those currencies or received by our search partner in other currencies, but converted into U.S. dollars prior to being transferred to us. In 2013, approximately 9% of our revenue was received directly by us in non-U.S. currencies and an estimated 49% of our revenue was received by our search partners in non-U.S. currencies, although converted by our search partners into U.S. dollars prior to being transferred to us. As a majority of the sums received in non-U.S. currencies, their precise currency, timing or amounts received by our partner is not known to us, we are unable to hedge against the risk of fluctuations in these exchange rates and we bear a foreign currency fluctuation risk. In addition, a substantial part of our costs, mainly personnel expenses, are incurred in NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. Further, whenever the U.S. dollar declines in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar could reduce our income before taxes by approximately $0.03 million. The exchange rate of the U.S. dollar to the NIS has been very volatile in the past three fiscal years, decreasing by approximately 4% in 2011, increasing by approximately 8% in 2012, and decreasing by approximately 6% in 2013. As of December 31, 2013, we had a foreign currency net liability of approximately $0.1 million and our total foreign exchange income was approximately $69,000 for the year ended December 31, 2013. In addition, in market territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To assist us in assessing whether or not, and how to, hedge risks associated with fluctuations in currency exchange rates, we have contracted a consulting firm proficient in this area, and are generally implementing their proposals. Based on the advice received from this firm, we are advised that we are unable to hedge exchange risks associated with revenues indirectly originating in non-U.S. dollar currencies but received in U.S. dollars. We do not hedge the exchange risk from revenues received directly by us in non-U.S. currencies as the amounts of these revenues are not material. However, due to market conditions, volatility and other factors, we do not always implement our consultant’s proposals in full and our consultant’s proposals do not always prove to be effective and may even prove harmful. We may incur losses from unfavorable fluctuations in foreign currency exchange rates. See "Item 11 Quantitative and Qualitative Disclosure of Market Risks" of our most recent annual report on Form 20-F for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Josef Mandelbaum, our Chief Executive Officer. Our current strategy is, to a great extent, a function of his capabilities and experience together with the experience and knowledge of our other senior management. The loss of the services of these personnel could create a gap in management and could result in the loss of expertise necessary for us to execute our business strategy and thereby adversely affect our business. We do not currently have "key person" life insurance with respect to any of our senior management.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel. Competition for well-qualified employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to retain existing key employees and to attract new skilled employees as well. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products and attract or acquire new users could be adversely affected. Although we have established programs to attract new employees and provide incentives to retain existing employees, particularly senior management, we cannot be assured that we will be able to retain the services of senior management or other key employees as we continue to integrate the ClientConnect business into our business or that we will be able to attract new employees in the future who are capable of making significant contributions. See "Item 6 Directors, Senior Management and Employees" of our most recent annual report on Form 20-F.

Under current Israeli law, we may not be able to enforce non-competition covenants and, therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with most of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We derive and expect to continue to derive a substantial portion of our revenues from users outside the United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of the United States;

•	costs and delays associated with translating and supporting our products in multiple languages;

•	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;

•	costs of compliance with a variety of laws and regulations;

•	restrictive governmental actions such as trade restrictions;

•	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;

•	compliance with different consumer and data protection laws and restrictions on pricing or discounts;

•	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;

•	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;

•	lower levels of credit card usage and increased payment risk;

•	changes in domestic and international tax regulations; and

•	geopolitical events, including war and terrorism.

Actions taken by third parties may adversely affect Grow Mobile’s business.

Grow Mobile’s future business is dependent on its ability to manage the advertising campaign of a mobile application developer. Social media platforms such as Facebook and Twitter enjoy a significant market share today with mobile advertisers. If any of these social media platforms change their current policies so that advertisers would be required to deal directly with the platform rather than through a third party, Grow Mobile’s revenues could be significantly harmed. Additionally, if Google or Apple significantly open their platform and make more data available to their advertisers, the importance of Grow Mobile’s ability to manage an ad campaign and provide analytics would be diminished, and this could potentially harm its revenues as well.

Risks Related to Our Intellectual Property

Unlawful copying of our products or other third party violations of existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our distribution and revenue.

The software products that we sell incorporate a technology that reduces the ability of third parties to copy the software without having paid for it. Unlicensed copying and use of software and intellectual property rights could lead to a loss of potential users and revenues, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts by governmental authorities may not adequately address this problem, and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

Additionally, no assurances can be given that any of the patent applications that we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies.

We use certain “open source” software tools that may be subject to intellectual property infringement claims or that may subject our derivative products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to our products or necessitating that we pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and we may be unable to be indemnified by such third party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in costly intellectual property litigation which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of some of our products is largely the result of the graphics, sound and multimedia content that we incorporate into our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. We have experienced such claims in the past although ultimately with no material consequence.

If it appears necessary or desirable, we may seek to obtain licenses for intellectual property rights that we are allegedly infringing, may infringe or desire to use. Although holders of these types of intellectual property rights often offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights such as these from a third party for technology or content, sound or graphic used by us could cause us to incur substantial liabilities and to suspend the development and sale of our products. Alternatively, we could be required to expend significant resources to re-design our products or develop non-infringing technology. If we are unable to re-design our products or develop non-infringing technology, our revenues could decrease and we may not be able to execute our business strategy.

In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit against ClientConnect alleging that ClientConnect's toolbar software infringes one of its U.S. patents.  We are in the process of mounting an aggressive defense against all claims. For more information, see "Item 8.A Legal Proceedings" of our most recent annual report on Form 20-F. If we do not prevail in this case or in any future third-party action for infringement, we may be required to pay substantial damages and be prohibited from using intellectual property essential to our products. In addition, the cost of a robust defense can be significant, particularly if the proceedings continue over an extended period of time. We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights.

We may also become involved in litigation in connection with the brand name rights associated with our Company name or the names of our products. We do not know whether others will assert that our Company name or brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the name of our Company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Any lawsuit, regardless of its merit, would likely be time-consuming, expensive to resolve and require additional management time and attention.

Risks Related to Our Industry

As a considerable portion of our revenues are derived from online advertising, any reduction in spending for online advertising by advertisers could adversely impact our business and results of operations.

In addition to revenue generated under the various agreements with our search partners, such as Microsoft and Yahoo!, we generate a portion of our revenues from users’ clicks on text-based links to advertisers’ websites, or sponsored links. When users click on a sponsored link, the search provider receives a payment from the sponsor of that link and pays a portion of that amount to us. Spending by advertisers tends to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, as well as levels of consumer confidence and discretionary spending. Adverse economic conditions can have a material negative impact on the demand for advertising and cause advertisers to reduce the amounts they spend on advertising, particularly online advertising, which could negatively impact our revenues.

Small and local businesses with which we interact are particularly sensitive to these events and trends, given that they are not as well-situated to weather adverse economic conditions as their larger competitors, which are generally better capitalized and have greater access to credit. In the recent past, adverse economic conditions have caused, and if such conditions were to recur in the future they could cause, a decrease and/or delay in advertising expenditures, which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Advertisers typically do not have long-term advertising commitments with search providers or advertisement networks. A decrease in overall advertising may adversely affect our results of operations.

In addition, the rates advertisers pay for each click on a sponsored link on a cost-per-click (CPC) basis or for each time an advertisement is displayed on a cost-per-thousand impressions (CPM) basis are negotiated between the search providers or advertisement networks and advertisers and depend on a number of factors over which we have no control. If search providers or advertisement networks decrease the rates charged to advertisers, this would decrease the advertising revenues they share with us. In such an event, there could be no assurance that we would be able to adjust the fees that we pay to publishers in order to acquire users in order to maintain its current levels of profitability.

The online advertising market is very concentrated, with search in general, and Google in particular, playing a substantial role in that market, limiting our flexibility to operate in this market.
     In 2013, online advertising continued to grow globally and particularly in the United States. Advertising through search accounted for the largest portion of online advertising and in the United States accounted for approximately 40% of all money spent on online advertising. Google as an advertising publisher accounted for most U.S. online ad revenues. This high market concentration causes us to be subject to unilateral changes set by Google, with limited ability to respond to and adjust for those changes. Although we utilize other methods of advertising and partnering with other companies, these are currently not as lucrative as search advertising in general and affiliation with Google in particular. Continued unilateral changes could adversely affect our revenues and performance.

The acceptance of online advertising, particularly paid listings, as an effective alternative to more traditional advertising is limited and heavily dependent on the continued commercial use of the Internet.

Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional advertising media. Accordingly, we continue to compete with traditional advertising media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures and expect to face continued competition as more emerging media and traditional offline media companies enter the online advertising market. The continued growth and continued acceptance of online advertising generally is likely to depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models (particularly in the case of models that incorporate user targeting and/or utilize mobile devices), the continued growth in commercial use of the Internet (particularly outside of the United States), the extent to which web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, or any decrease in the effectiveness and value of online advertising (whether due to the passage of laws requiring additional disclosure and/or opt-in policies for advertising that incorporates user targeting or other developments) would have an adverse effect on our business, its financial condition and our results of operations.

Our business, and in particular the portion of our business devoted to search-monetization, is significantly reliant on the North American market. Any material adverse change in that market could have a material adverse effect on our results of operations.

Our revenues have historically been concentrated within the North American market, accounting for 46% of our search-monetization based revenues for the year ended 2013. A significant reduction in the revenues generated by such market, whether as a result of a recession that causes a reduction in advertising expenditures generally or otherwise, which causes a decrease in our Microsoft or Google-based North American revenues could have a material adverse effect on our results of operations.

The browser extension and toolbar industry is susceptible to obsolescence with the continued advent of alternative Internet based innovations which may become more attractive to users.

The development of new products and services in response to the evolving trends and technologies of the Internet, as well as the identification of new business opportunities in this dynamic environment, requires significant time and resources. We may not be able to adapt quickly enough (and/or in a cost-effective manner) to these changes, appropriately time the introduction to the market of new applications and features for our platform or for other products and services or identify new business opportunities in a timely manner. Also, these changes could require us to modify related infrastructures and the failure to do so could render our, or those of our partners, existing websites, applications, services and proprietary technologies obsolete. The failure to respond to any of these changes appropriately (and/or in a cost effective manner) could adversely affect us, our financial condition and our results of operations.

In the case of certain of the applications available via our platform, third parties have introduced (and continue to introduce) new or updated technologies, applications and policies that may interfere with the ability of our publishers or end users to access or utilize these applications generally or otherwise make publishers or users less likely to use our services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of publishers or end users to access and use these applications relative to those of competitors). For example, third parties continue to introduce technologies and applications (including new and enhanced web browsers and operating systems) that may limit or prevent certain types of applications from being installed and/or have features and policies that significantly lower the likelihood that end users will install the applications generated from the platform or that previously-installed applications will remain in active use. In addition, there are technologies and applications that interfere with the functionality of (or settings changes made by) toolbar and/or platform applications. For example, there are technologies and applications that interfere with search boxes embedded within our toolbars and the maintenance of home page and web browser search settings previously selected by end users of the toolbar or some of our other products. These technologies, applications and policies adversely impact the ability of users to generate search queries through our applications, which in turn adversely impacts revenues. Technologies have also been introduced that can block the display of advertisements on web pages and that provide users with the ability to opt out of our advertising products. Our failure to successfully modify our toolbars and related applications in a cost-effective manner in response to the introduction and adoption of these new technologies and applications could adversely affect our business, financial condition and our results of operations.

Our reputation may be adversely impacted by the negative reputation of toolbar businesses generally and other factors.

Our reputation could be negatively impacted by a number of factors, including the negative reputation associated with toolbars (which are often downloaded, except under Google’s new guidelines, on an opt-out basis, without the knowledge of the end user), product and service quality concerns, complaints by publishers or end users or actions brought by them or by governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the inability to develop and introduce monetization products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes to the Internet and related technologies, applications and devices, could adversely impact our reputation, and, in turn, our business, financial condition and our results of operations.

Our financial performance may be materially adversely affected by information technology, insufficient cyber security and other business disruptions.

Our business is constantly challenged and may be impacted by disruptions, including information technology attacks or failures. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data and overloading our servers and systems with communications and data. Unidentified groups recently hacked numerous Internet websites and servers, including our own, for various reasons, political, commercial and other. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. Although these attacks cause certain difficulties, they have not had a material effect on our business, financial condition or results of operations. However, there can be no assurance that such incidents will not have a material adverse effect on us in the future.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection and protection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet and consequently our services. These regulations and laws may cover user privacy, data collection and protection, content, use of “cookies”, access changes, “net neutrality,” pricing, advertising, distribution of “spam”, intellectual property, distribution, protection of minors, consumer protection, taxation and online payment services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. This uncertainty can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, the European Commission is currently considering data protection regulations that may include operational requirements for companies that receive personal data that are different than those currently in place in the European Union and that may also include significant penalties for non-compliance. To further complicate matters in Europe, Member States may not adopt relevant European Directives or may adopt differing laws in their respective jurisdictions. Similarly, there have been laws and regulations adopted in Israel and throughout the United States that would impose new obligations in areas such as privacy, in particular protection of personally identifiable information, and liability for copyright infringement by third parties. Therefore, it is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data collection and protection, libel, marketing, data security and taxation, apply to the Internet and our business.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data protection laws, we may be required to materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures different from those we have now, such as different data access controls or encryption technology. In addition, we use cloud based computing, which is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever expanding range of state and federal data security and privacy laws, document retention requirements, and other standards of accountability. Compliance with such existing and proposed laws and regulations can be costly and can delay, or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to inquires or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

For more information regarding government regulations to which we are subject, see "Item 4.B Business Overview — Government Regulation" of our most recent annual report on Form 20-F for additional discussion of applicable regulations affecting our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, such as the Gaza conflict in the summer of 2014, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, several countries restrict business with Israel and Israeli companies and, although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet, it may nevertheless have an adverse effect on our results of operations. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Our operations may be disrupted by the obligations of our personnel to perform military service.

All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, including in the summer of 2014, and it is possible that there will be additional call-ups in the future. Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach the relevant age of discharge from army service and, in the event of a military conflict, could be called to active duty. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our executive officers or key employees. Any disruption in our operations would harm our business.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers or our directors or asserting U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process on us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.

Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli external experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate, non-deductible expenses, loss and timing differences, or changes in the mix of countries, where we generate profit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Any of the following could have a material effect on our overall effective tax rate:

•	we may be unable to meet the requirements for continuing to qualify for some programs;

•	these programs and tax benefits may be unavailable at their current levels; or

•	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Additional details are provided in "Item 5 – Operating and Financial Review and Products" under the caption "Taxes on income", in "Item 10 – Additional Information" under the caption "Israeli taxation, foreign exchange regulation and investment programs" and in note 10 to our consolidated financial statements.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Non-U.S. corporations generally may be characterized as a passive foreign investment company ("PFIC") for any taxable year, if, after applying certain look through rules, either (1) 75% or more of such company’s gross income is passive income, or (2) at least 50% of the average value of all such company’s assets (determined on an average quarterly basis) are held for the production of, or produce, passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are “excess distributions.” In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2013 we were not a PFIC. Whether we are a PFIC is based upon certain factual matters such as the valuation of our assets. In calculating the value of our assets, we value our total assets, in part, based on our total market capitalization. We believe this valuation approach is reasonable. There is no assurance whether the IRS will challenge our valuations. If the IRS were to successfully challenge such valuations, we may potentially be classified as a PFIC for the 2013 taxable year or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. See a discussion of our PFIC status in Item 10.E under “U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” of our most recent annual report on Form 20-F.

Risks Related to our Ordinary Shares

We do not intend to pay cash dividends.

Although we have paid cash dividends in the past, our current policy is to retain future earnings, if any, for funding growth. If we do not pay dividends, you will generate a return on your investment only if our stock price appreciates between your date of purchase and your date of sale of our shares.

See "Item 8.A Consolidated Statements and Other Financial Information — Policy on Dividend Distribution" of our most recent annual report on Form 20-F for additional information regarding the payment of dividends.

Several shareholders may be able to control us.

As a result of the ClientConnect Acquisition, several shareholders of Conduit became significant shareholders of Perion, including three shareholders that each beneficially own approximately 14% of our outstanding shares. See Item 7.A of our most recent annual report on Form 20-F for more information. To our knowledge, these shareholders are not party to a voting agreement with respect to our shares. However, should they decide to act together, they may have the power to control the outcome of matters submitted for the vote of shareholders. In addition, such share ownership may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them. Each of these three shareholders has signed a standstill agreement with us providing that until the earlier of (i) the last business day preceding our 2015 annual shareholder meeting or (ii) December 30, 2015, such shareholder will not vote in favor of any proposal to change the size or structure of our board of directors or to shorten or terminate the term of service of any member of our board of directors, unless such proposal is recommended by our board of directors. The standstill agreements will expire if any person (other than a Conduit shareholder as of September 16, 2013 or a person who is subject to similar standstill provisions) becomes the beneficial owner of 24.9% or more of our outstanding shares or if there occurs a change in our board of directors of the type described in the standstill agreements despite the compliance of the parties to the standstill agreements with the provisions thereof.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance and public disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Listing Rules of the NASDAQ Stock Market, regulations of the SEC, the provisions of the Israeli Securities Law that apply to dual listed companies (companies that are listed on the Tel Aviv Stock Exchange ("TASE") and another recognized stock exchange located outside of Israel) and the provisions of the Israeli Companies Law 5759-1999 (the "Companies Law") that apply to us. For example, as a public company, we have created additional board committees and are required to have at least two external directors, pursuant to the Companies Law. We have also contracted an internal auditor and a consultant for implementation of and compliance with the requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results. See "Item 5 Operating and Financial Review and Prospects — Overview — General and Administrative Expenses" of our most recent annual report on Form 20-F for a discussion of our increased expenses as a result of being a public company.

If we were not considered a foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. If we did not have this status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require shareholders’ approval. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules. We follow the requirements of the Companies Law in Israel, rather than comply with the NASDAQ requirements, in certain matters, including with respect to the quorum for shareholder meetings, sending annual reports to shareholders, and shareholder approval with respect to certain issuances of securities. See "Item 16.G – Corporate Governance" of our most recent annual report on Form 20-F for a more complete discussion of the NASDAQ Listing Rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.

Provisions of our articles of association and Israeli law may delay, prevent or make an acquisition of our Company difficult, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our Company, such as provisions establishing a staggered board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See "Item 10.B Memorandum and Articles of Association — Approval of Related Party Transactions" and "Item 10.E – Taxation — Israeli Taxation" of our most recent annual report on Form 20-F for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of our Company, which could prevent a change of control and therefore depress the price of our shares.

Future sales of our ordinary shares could reduce our stock price.

At the closing of the ClientConnect Acquisition on January 2, 2014, we issued 54.75 million of our ordinary shares to ClientConnect’s shareholders and granted options to purchase 2.82 million of our ordinary shares to ClientConnect’s employees. The ordinary shares were issued pursuant to an exception from registration under the Securities Act and are not subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates. While the resale of such ordinary shares are subject to the Contractual Lock-up, such lock-up restrictions could be relaxed in certain circumstances, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Lock-up Arrangements". According to the terms of the Contractual Lock-up, on July 3, 2014 approximately 5.48 million ordinary shares were released from the Contractual Lock-up, subject to an ongoing limitation on resales in excess of 33% of each applicable holder's released shares in any consecutive four-week period. The Tax Lock-up applicable to our three largest individual shareholders, as described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions" of our most recent annual report on Form 20-F, might be insufficient to protect the market price of our ordinary shares. Pursuant to a registration rights undertaking described in Item 10.C "Material Contracts—Agreements Relating to the ClientConnect Acquisition—Registration Rights Undertaking" of our most recent annual report on Form 20-F, on August 7, 2014, we completed the registration with the Securities and Exchange Commission of 44.9 million of such ordinary shares, which may be resold by the holders thereof from time to time, subject to the Contractual Lock-up and the Tax Lock-up.

In addition, on July 15, 2014, as part of the consideration for the acquisition of Grow Mobile, we issued 687,467 ordinary shares to the security holders of Grow Mobile. In the subsequent 24 months, we could be required to issue to the Grow Mobile security holders an additional $12.8 million in ordinary shares, contingent upon achieving certain revenue and profit milestones. Such shares generally will become freely tradable under U.S. law six months following issuance, except for the volume limitations under Rule 144 applicable to our affiliates.

Finally, the Series L Bonds being offered by this prospectus are convertible into an aggregate of approximately 5.95 million ordinary shares, assuming an offering of NIS 200 million aggregate principal amount of Series L Bonds and a conversion price of NIS 33.605 per share. These shares will be issued pursuant to an exception from registration under the Securities Act and will not be subject to any resale restrictions under U.S. law, except for the volume limitations under Rule 144 applicable to our affiliates.

Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (U.S. dollars on NASDAQ and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks related to the Series L Bonds

Although the Series L Bonds will be listed on the Tel-Aviv Stock Exchange, there are restrictions on your ability to transfer or resell the Bonds in the United States without registration under applicable U.S. federal and state securities laws.

The Bonds being offered by this prospectus are being offered and sold in a public offering in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, although the ordinary shares issuable upon conversion of the Bonds may be sold on the NASDAQ Stock Market, you may transfer or resell the Bonds in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

There is no established trading market for the Bonds, which could make it more difficult for you to sell your Bonds and could have an adverse affect on the price of your Bonds.

The Bonds constitute a new issue of securities for which no established trading market exists. Although the Bonds will be listed on the TASE, we cannot assure you that an active or liquid trading market will develop for the Bonds being offered in this prospectus. The liquidity of the trading market in the Bonds, and the market price quoted for the Bonds, may be adversely affected by changes in the overall market for such securities, interest rates and changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, you cannot be sure that an active trading market will develop for the Bonds.

Our Bonds are not linked to the consumer price index, which may entail significant risk not associated with similar investments in CPI-linked debt securities due to lack of protection from inflation.

The Israeli Consumer Price Index (“CPI”) is a measure of inflation, and securities issued by Israeli companies are often linked to the CPI as a measure of protection against inflation. Our Bonds are not linked to CPI, which could result in a decrease in value of your investment owing to inflation.

The Bonds are unsecured, do not contain many restrictive covenants and provide no protection in the event of a change of control.

Although the Bonds contain certain financial covenants and a limitation on granting floating liens on our assets, the Bonds are not secured by any of our assets and do not contain restrictive covenants that would protect you from certain kinds of transactions that may adversely affect you. In addition, there is no requirement that we offer to repurchase the Bonds upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions or a recapitalization, that could adversely affect our capital structure and the value of our Bonds.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Bonds could result in a significant decline of the liquidity or market value of the Bonds.

The Bonds have been rated 'ilA-' by Standard & Poor’s Maalot, an Israeli rating agency. We cannot assure you that such rating will remain in effect for any given period of time or that the rating will not be lowered or withdrawn entirely by this or any other rating agency should such agency determine that future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Although the terms of the Bonds include certain protections in the event of a downgrade, there is no assurance that such protections would be sufficient to prevent a decrease in the market price of the Bonds.

Although the Bonds are convertible into our ordinary shares, the market price of our ordinary shares may not exceed the conversion price during the term of the Bonds.

The Bonds are convertible at a price of NIS 33.605 per share, and the closing price of our ordinary shares on the Tel Aviv Stock Exchange on September 21, 2014 was NIS 22.55 per share. There can be no assurance that the market price of our ordinary shares will exceed the conversion price of the Bonds at any time during the term of the Bonds. Even if you convert your Bonds when the market price of our ordinary shares exceeds the conversion price of the Bonds, you will lose money if you do not sell the ordinary shares at a price that exceeds the conversion price. For risks that could affect the market price of our ordinary shares, see the risk factors above.